SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Documentation of the General Ordinary Shareholders’ Meeting summoned for April 7, 2011

FREE TRANSLATION FOR IMMEDIATE RELEA SE

Buenos Aires, March 3, 2011

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders’ Meeting summoned for April 7, 2011

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referenced Shareholders’ Meeting that was summoned by the Board of Directors of the Company, at its meeting No 270 held on March 1, 2011.

We hereby attach:

a)	The Notice of Summons to the Shareholders’ Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY GENERAL SHAREHOLDERS MEETING

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on April 7, 2011, at 10:00 a.m. on a first call, at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2)	Review of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities & Exchange Commission for the twenty-second fiscal year ended on December 31, 2010 (“Fiscal Year 2010”).

3)	Review of Fiscal Year 2010 results and the Board of Directors’ proposal on the use of Retained Earnings as of 12.31.10. The Board proposes that P$ 91,057,793.- (5% of Fiscal Year 2010 net earnings) should be allocated to the Legal Reserve; P$ 915,474,310.- should be allocated to cash dividends; and P$ 1,058,869,390.- should be assigned to the New Fiscal Year.

4)	Review of the Board of Directors and Supervisory Committee members’ performance from November 30, 2010 to the date of this Shareholders’ Meeting.

5)	Review of Board of Directors’ compensation for the services rendered during Fiscal Year 2010 (from the Shareholders Meeting of April 28, 2010 through the date of this Meeting). Proposal to pay the aggregate amount of P$ 5,300,000.-, which represents 0.29% of “accountable earnings”, calculated under section 2 of Chapter III of the Rules of the Comisión Nacional de Valores.

6)	Authorization to the Board of Directors to make advance payments of fees for up to P$ 6,500,000.- to those directors acting during Fiscal Year 2011 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

7)	Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2010 (from the Shareholders Meeting of April 28, 2010 through the date of this Meeting). Proposal to pay the aggregate amount of P$ 800,000.-

8)	Authorization to make advance payments of fees for up to P$ 980,000.- to those members of the Supervisory Committee acting during Fiscal Year 2011 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

9)	Election of regular and alternate members of the Supervisory Committee for Fiscal Year 2011.

10)	Appointment of independent auditors for Fiscal Year 2011 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2010.

11)	Review of the Audit Committee’s budget for Fiscal Year 2011.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share holding certificates issued for that purpose by Caja de Valores S.A., not later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 p.m. and from 3 to 5 p.m. The deadline to submit the share certificate is April 1, 2011, at 5 p.m.

Note 2: The documents to be considered at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be transacted, are available at the website of Telecom Argentina: www.telecom.com.ar. Notwithstanding the foregoing, hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, in order to qualify to issue a divergent vote.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO

BE DISCUSSED AT THE SHAREHOLDERS’ MEETING.

The Board of Directors submits to the Shareholders the following proposals related to the business to be transacted at the Ordinary Shareholders’ Meeting to be held on April 7, 2011:

First item: Proposal for the Chairman of the Board of Directors to appoint two shareholders (or their representatives) to approve and sign the Minutes of the Shareholders’ Meeting.

Second item: Approval of the documents related to Fiscal Year 2010 (Annual Report and attached report on the Code of Corporate Governance, Summary Report, Report under section 68 of the Buenos Aires Stock Exchange Listing Rules, the Financial Statements with all Tables, Notes and Exhibits thereof, the Report of the Supervisory Committee, the Annual Report submitted by the Audit Committee and any other document for the fiscal year, including the English documents requested by the Securities & Exchange Commission), as approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.”

Third item: Approval of the Board of Directors’ proposal for allocation of Retained Earnings as of 12.31.10, which consists of:

•	allocating P$ 91,057,793.- to the Legal Reserve;

•	allocating P$ 915,474,310.- to cash dividends which shall be made available to shareholders on April 19, 2011; and

•	assigning P$ 1,058,869,390.- to the New Fiscal Year.

No capital monetary adjustment is proposed as the current outstanding capital amount is deemed adequate”.

Fourth item: No proposal is submitted on this item. The Shareholders Meeting shall review the performance by the members of the Board of Directors and the Supervisory Committee from November 30, 2010 to the date of the Meeting.

Fifth item: Approval of fees payable to the Board of Directors for the services rendered during Fiscal Year 2010 (from the Shareholders Meeting of April 28, 2010 to the date of the Meeting (April 7, 2011)), in the aggregate amount of P$ 5,300,000.- (such amount represents 0.29% of accountable earnings determined according to section 2 of Chapter III of the Rules of Comisión Nacional de Valores), delegating to the Board of Directors the authority to distribute such amount in the manner it may deem convenient.

Sixth item: Authorization to the Board of Directors to make advance payments of fees for up to P$ 6,500,000.- to those directors acting during Fiscal Year 2011 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting). Furthermore, it is proposed that the Board of Directors should be authorized to increase such amount in the event of inflation.

Seventh item: Approval of total compensation of P$ 800,000.– for the Supervisory Committee members acting during Fiscal Year 2010 (from the Meeting of April 28, 2010 to the Meeting of April 7, 2011) to be equally distributed among the three regular members.

Eighth item: Authorize the Board of Directors to make advance payments to the supervisory committee members acting during Fiscal Year 2011 (from April 7, 2011 to the Meeting that reviews the documents for Fiscal Year 2011), of up to P$ 980,000.- with the authority to increase such amount in the event of inflation.

Ninth item: The Board of Directors abstains from submitting a proposal on this item. Shareholders nominating candidates to serve on the Supervisory Committee are reminded of the requirement to inform the Shareholders’ Meeting if the candidates are “independent” or “non-independent” under the Rules of the Comisión Nacional de Valores.

Tenth item: Appointment, as Independent Auditors of the Company for Fiscal Year 2011, of the accounting firm “Price Waterhouse & Co. S.R.L.” which acted in such capacity in the previous fiscal year. Upon approval of such proposal, Alejandro Pablo Frechou would act as regular certifying accountant and Carlos Nestor Martinez as his alternate. Furthermore, it is proposed that the Independent Auditors’ compensation be set by the Shareholders’ Meeting that reviews Fiscal Year 2011 documents, and the Audit Committee is delegated the authority to determine the manner in which the services shall be provided and to make advance fee payments. It is proposed that total compensation for the audit services rendered by the Independent Auditors during Fiscal Year 2010 be set in the amount of P$ 3.720.000.- (without VAT), P$ 1.850.000 of which would be assigned to the audit of the financial statements and P$ 1.870.000.- to the audit tasks related to certification under section 404 of the Sarbanes Oxley Act.

Eleventh item: Proposal to set the Audit Committee’s operating budget for Fiscal Year 2011, according to the estimate made by the Audit Committee, at P$ 1,000,000.

Enrique Garrido Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 7, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors